August 08, 2022 510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com To: All Canadian Securities Regulatory Authorities Subject: SIERRA WIRELESS INC Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer: Meeting Type : Special Meeting Record Date for Notice of Meeting : August 23, 2022 Record Date for Voting (if applicable) : August 23, 2022 Beneficial Ownership Determination Date : August 23, 2022 Meeting Date : September 27, 2022 Meeting Location (if available) : Vancouver, BC Issuer sending proxy related materials directly to NOBO: No Issuer paying for delivery to OBO: Yes Notice and Access (NAA) Requirements: NAA for Beneficial Holders No NAA for Registered Holders No Voting Security Details: Description CUSIP Number ISIN COMMON 826516106 CA8265161064 Sincerely, Computershare Agent for SIERRA WIRELESS INC